[Sutherland Asbill & Brennan LLP Letterhead]

May 1, 2013

VIA EDGAR

Vincent J. Di Stefano, Esq.

Senior Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:                           Priority Senior Secured Income Fund, Inc.
File Nos. 333-182941 and 811-22725

Dear Mr. Di Stefano:

On behalf of Priority Senior Secured Income Fund, Inc. (the “Fund”), set forth below is the Fund’s response to the additional oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Fund on April 29, 2013 regarding Pre-Effective Amendment No. 6 to the Fund’s Registration Statement on Form N-2 (File Nos. 333-182941 and 811-22725) (the “Registration Statement”) filed with the Commission on April 18, 2013, and the prospectus (the “Prospectus”) and statement of additional information (the “Statement of Additional Information”) included therein.  The Staff’s comment is set forth below in italics and is followed by the Fund’s response.  Where revisions to the Prospectus are referenced in the Fund’s response below, such revisions will be reflected in the final version of the Prospectus, to be filed with the Commission after the Registration Statement has been declared effective.

General

1.              Please revise the cover page of the Prospectus to express the material risks noted on such cover page in bullet-point form, to ensure such risks are appropriately highlighted for investors.

Response: The Fund has revised the above-referenced disclosure accordingly.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:                                M. Grier Eliasek, Prospect Capital Management LLC
Stanton Eigenbrodt, Behringer Harvard Holdings, LLC